Exhibit 1.02

CareFusion Corporation

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (this “Report”) of CareFusion Corporation (hereinafter referred to as “CareFusion”, “we”, “us”, “our”, “the Company” and “our Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements applicable to companies that manufacture or contract to manufacture products containing certain conflict minerals specified in the Rule that are necessary to the functionality or production of those products. The specified conflict minerals, which we collectively refer to in this Report as “3TG”, are gold, columbite-tantalite (coltan), cassiterite and wolframite, or their derivatives, which are limited to tantalum, tin and tungsten. The SEC’s reporting and disclosure requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict. As described in this Report, the Company manufactures, or contracts to manufacture, products for which 3TG are necessary to the functionality or production of those products.

Under the Rule, if a company has reason to believe that any of the conflict minerals in its supply chain may have originated in certain covered countries identified in the Rule, or if it is unable to determine the country of origin of those conflict minerals, then the company must exercise due diligence on the conflict minerals’ source and chain of custody. In addition, the company must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures. The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. This Report summarizes CareFusion’s due diligence measures, as required by the Rule.

1.	Company Overview

CareFusion is global medical technology company with proven and industry-leading products and services designed to measurably improve the safety, quality, efficiency and cost of healthcare. Our offerings include established brands used in hospitals throughout the United States and approximately 130 countries worldwide. CareFusion was incorporated in Delaware on January 14, 2009, and our principal executive offices are located at 3750 Torrey View Court, San Diego, California 92130.

2.	Products Overview

CareFusion offers a comprehensive portfolio of products in the areas of medication management, infection prevention, operating room effectiveness, respiratory care and surveillance and analytics. Our business is organized into two business segments:

Medical Systems. Within our Medical Systems business segment, we develop, manufacture, and sell light capital, electromechanical equipment with integrated software and related disposables products. The Medical Systems segment is organized around our medical equipment business lines: Dispensing Technologies, Infusion Systems and Respiratory Technologies. The Dispensing Technologies business line includes equipment and related services for medication and supply dispensing. The Infusion Systems business line includes infusion pumps and dedicated disposable infusion sets and accessories. The Respiratory Technologies business line includes respiratory ventilators and dedicated disposable ventilator circuits and accessories, as well as our respiratory diagnostics products.

Procedural Solutions. Within our Procedural Solutions segment, we develop, manufacture, and sell primarily single-use, disposable products and reusable surgical instruments. Within the Procedural Solutions segment, we operate our Infection Prevention, Medical Specialties and Specialty Disposables business lines. The Infection Prevention business line includes single-use skin antiseptic and other patient-preparation products and non-dedicated disposable infusion administration sets and accessories. The Medical Specialties business line includes interventional specialty products used for biopsy, drainage and other procedures, as well as reusable surgical instruments. The Specialty Disposables business line includes non-dedicated disposable ventilator circuits, single-use consumables for respiratory care and anesthesiology, and oxygen masks used in respiratory therapy.

This Report relates to products: (i) for which 3TG are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by CareFusion; and (iii) for which the manufacture was completed during the calendar year ended December 31, 2013. Based upon CareFusion’s due diligence process, we concluded that most of our single use disposable products do not contain 3TG. During this reporting period, we identified the following types of products that may contain 3TG necessary to the functionality or production of such products: our capital equipment products (which contain various metals, as well as circuit boards), our re-usable surgical instruments (which contain various metals), and certain disposable products (which in some cases contain various metals). These products are referred to in this Report collectively as the “Covered Products.”

3.	Due Diligence Program

CareFusion’s due diligence program has been designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). It is important to note that the OECD Guidance was written for both upstream1 and downstream2 companies in the supply chain. As CareFusion is a downstream company in the supply chain, our due diligence practices were tailored accordingly. We have implemented the following due diligence measures:

•	Adopted a policy relating to the Conflict Minerals (the “Conflict Minerals Policy”) incorporating the standards set forth in the OECD Guidance. Our Conflict Minerals Policy can be accessed in the “Our Company” section of our website at www.carefusion.com, by clicking the “Ethics and Compliance” link.

•	Assembled a cross functional conflict minerals compliance team led by our Senior Vice President, Global Procurement and Chief Procurement Officer and team members within CareFusion’s Global Procurement function.

•	Engaged a supply chain consultant service to assist in engaging suppliers, collecting, verifying and assessing conflict minerals-related data and generating the required forms and reports needed to comply with the Rule.

[1]	Upstream companies refer to those between the mine and smelters or refiners. As such, the companies typically include miners, local traders, or exporters from the country of mineral origin, international concentrate traders and smelters or refiners.
[2]	Downstream companies refer to those entities between the smelters or refiners and retailer. As such, the companies typically include metal traders and exchanges, component manufacturers, product manufacturers, original equipment manufacturers (“OEMs”) and retailers.

•	Taken steps to establish additional controls and transparency over the mineral supply chain.

•	Implemented internal measures to strengthen Company engagement with suppliers.

•	Periodically report the status of our due diligence process and compliance obligations to executive management and the Audit Committee of CareFusion’s Board of Directors.

•	Continuing to design and implement a strategy to respond to supply chain risks.

We intend to continue to develop and enhance our due diligence measures by, among other things: (i) establishing clear guidelines regarding our expectations with our suppliers, including with regard to supplier performance, transparency and sourcing; (ii) continuing to engage in industry initiatives to encourage “conflict free” supply chain; and (iii) identifying all of the smelters or refiners in our supply chain.

4.	Supply Chain Overview

CareFusion’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of the 3TG. In this regard, CareFusion does not purchase 3TG directly from mines, smelters or refiners. CareFusion must therefore rely on its suppliers to provide information regarding the origin of 3TG that are included in the Covered Products.

5.	Product Determination

After exercising the due diligence described above, CareFusion was unable to determine whether or not each of the Covered Products qualify as “DRC conflict free,” as defined under the Rule. Accordingly, the Company has reasonably determined that each of the Covered Products is “DRC Conflict Undeterminable,” as defined under the Rule.

6.	Independent Private Sector Audit

Under the Rule, this Report was not subject to an independent private sector audit. The Rule provides that since we determined that each of the Covered Products is “DRC Conflict Undeterminable” following the exercise of due diligence, CareFusion is not required to obtain an independent private sector audit of this Report.